UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.0001 nominal (par) value per share
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd.
Ron Kolker
Senior Vice President, Chief Financial Officer
Italy House, Euro Park
Yakum 60972, Israel
+972-9-971-1800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey W. Tindell	David H. Schapiro
Skadden, Arps, Slate, Meagher & Flom LLP	Yigal Arnon & Co.
Four Times Square	1 Azrieli Center
New York, New York 10036	Tel-Aviv 67021
(212) 735-3000	Israel
+972-3-607-7856

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 4 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 29, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on July 10, 2008 by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (“Taro” or the “Company”), as previously amended by Amendment Nos. 1, 2 and 3 thereto filed with the SEC on July 23, 2008, July 28, 2008, and August 28, 2008, respectively.  The Schedule 14D-9 relates to the tender offer by Alkaloida Chemical Company Exclusive Group Ltd., a company organized under the laws of the Republic of Hungary (the "Offeror") and a subsidiary of Sun Pharmaceutical Industries Ltd., a company organized under the laws of the Republic of India ("Sun India" and, together with the Offeror and their respective affiliates, collectively, "Sun"), to purchase all of the Company's ordinary shares, NIS 0.0001 nominal (par) value per share, for $7.75 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Sun with the SEC on June 30, 2008, as amended.

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation; Item 8. Additional Information.

Item 4 and Item 8 of the Schedule 14D-9 are hereby amended and supplemented by adding thereto the following information:

“Taro filed an appeal (the “Appeal”) with the Supreme Court of the State of Israel in its lawsuit against Sun, from the decision issued by the Tel-Aviv District Court in OM 505/08 on August 26, 2008.  In connection with the Appeal, Taro also requested the Supreme Court to issue a stay of the District Court decision that would prohibit Sun from closing its tender offer for Taro’s shares and from increasing its voting interest in the Company above the 45 percent level pending resolution of the Company's appeal. On August 29, 2008, the Supreme Court ordered Sun to file a response to Taro's request for a stay by August 31, 2008.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

TARO PHARMACEUTICAL
INDUSTRIES LTD.

By:	/s/ Ron Kolker
Name:	Ron Kolker
Title:	Senior Vice President, Chief Financial Officer.

Date:     August 29, 2008